SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
__________, 1997

Conectiv, Inc. (70-_______)

     Conectiv, Inc. (Conectiv), 800 King Street, Wilmington, Delaware 19899, a Delaware corporation not currently subject to the Act, has filed an application-declaration under sections 4, 5, 8, 9(a)(1), 9(a)(2), 10, 11(b), 13, 21 and rules 16, 80-91 and 93-94 thereunder.

     The application-declaration seeks approvals relating to the proposed mergers (the "Mergers") of Delmarva Power & Light Company ("Delmarva"), a combination electric and gas public- utility company incorporated in the State of Delaware and the Commonwealth of Virginia, and Atlantic Energy, Inc. ("Atlantic"), a public-utility company incorporated in the State of New Jersey, exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder, by which Delmarva and its subsidiaries and the direct subsidiaries of Atlantic, would become wholly-owned subsidiaries of Conectiv. In addition, Atlantic's electric public-utility subsidiary, Atlantic City Electric Company ("ACE"), a New Jersey corporation, would become a direct wholly-owned subsidiary of Conectiv. Following the Mergers, Conectiv would register with the Commission under the Act. Conectiv also seeks approval in connection with services to be rendered by Support Conectiv ("Support Conectiv"), Conectiv's newly formed service company subsidiary. Conectiv also seeks approvals with regard to the retention by
Conectiv of the gas properties of Delmarva and the continued operation of Delmarva as a combination utility; the retention by Conectiv of the present nonutility activities, businesses and investments of Delmarva and Atlantic; the investment by Conectiv, directly or indirectly, of up to an additional $100 million (exclusive of guarantees) through the period ending December 31, 2000 for the further development, including through acquisitions, of its heating, ventilation and air conditioning ("HVAC"), consumer services and customer financing businesses; and the continuation of all outstanding intrasystem financing arrangements.

     Delmarva and Atlantic are primarily engaged in providing electric and gas service in Delaware, Maryland, New Jersey and Virginia. As of December 31, 1996, Delmarva provided electric utility service to 442,000 customers and gas utility service to approximately 100,000 customers, and Atlantic provided electric utility service to 476,000 customers. As of December 31, 1996, there were 60,682,719 shares of Delmarva common stock and 1,253,548 shares of Delmarva preferred stock outstanding. Delmarva's principal executive office is located in Wilmington, Delaware. On a consolidated basis, for the year ended December 31, 1996, Delmarva's operating revenues were approximately $1,160 million, of which approximately $981 million were derived from electric operations, $114 million from gas operations and $65 million from other operations. Consolidated assets of Delmarva and its subsidiaries were approximately $2,979 million, consisting of $2,536 million in identifiable electric utility property, plant, and equipment, $219 million in identifiable gas utility property, plant, and equipment, and $224 million in other corporate assets.

     Delmarva has seven direct nonutility subsidiaries, six of which are wholly-owned. The nonutility companies are: Delmarva Industries, Inc., which was formed to be a partner in a joint venture oil and gas exploration and development program and is winding down its business; Delmarva Services Company, which leases an office building to Delmarva and/or its affiliates and owns approximately 2.9% of Chesapeake Utilities Corp., a publicly-traded gas utility company; Delmarva Energy Company, which was formed to participate in gas and oil exploration and development opportunities and is winding down its business; Conectiv Services, Inc., which was formed to acquire and operate service businesses involving HVAC sales, installation and servicing; Conectiv Communications, Inc., which was formed to provide a full range of retail and wholesale telecommunications services; East Coast Natural Gas Cooperative, L.L.C., which is engaged in gas-related activities, including bulk purchasing; and Delmarva Capital Investments, Inc., which was formed to be a holding company for a variety of investments.

     Atlantic is a public utility holding company exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. The principal subsidiary of Atlantic is ACE, a public utility company incorporated in New Jersey. It is a holding company exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(2) of the Act and Rule 2 thereunder, and is engaged in the generation, transmission, distribution and sale of electric energy. It serves a population of approximately 476,000 in a 2,700 square-mile area of southern New Jersey. ACE currently has one utility subsidiary, Deepwater Operating Company, a New Jersey corporation, that operates generating facilities in New Jersey for ACE. As of December 31, 1996 there were 52,502,479 shares of Atlantic common stock. Atlantic's principal corporate office is located in Egg Harbor Township, New Jersey. On a consolidated basis, for the year ended December 31, 1996, Atlantic's operating revenues were approximately $980 million, and its total assets were approximately $2,671 million.

     Atlantic has two direct, nonutility subsidiaries, Atlantic Energy Enterprises, Inc. ("AEE") and Atlantic Energy International, Inc. ("AEII"), both of which are wholly-owned. AEE was formed to be a holding company for Atlantic's non-regulated subsidiaries. AEII was formed to broker used utility equipment to developing countries and to provide utility consulting services related to the design of sub-stations and other utility infrastructure. AEII is winding down its business.

     Conectiv was incorporated in Delaware on August 8, 1996 to become a holding company for Delmarva and its direct subsidiaries and certain direct subsidiaries of Atlantic following the Mergers and for the purpose of facilitating the Mergers. At present and until consummation of the Mergers, the common stock of Conectiv, which consists of 1000 issued and outstanding shares, is owned by Delmarva and Atlantic. Each company owns 500 shares.

     DS Sub Inc. ("DS Sub") has been incorporated under the laws of the State of Delaware solely for the purpose of facilitating the Mergers. The authorized capital stock of DS Sub consists of 1000 shares of common stock, $0.01 par value and all outstanding shares are held by Conectiv. DS Sub has not had, and prior to the closing of the Mergers will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of DS Sub and Delmarva.

     Pursuant to an Agreement and Plan of Merger, dated as of August 9, 1996, as amended and restated on December 26, 1996 (the "Merger Agreement"), DS Sub, a direct subsidiary of Conectiv, will be merged with and into Delmarva with Delmarva continuing as the surviving corporation and Atlantic will be merged with and into Conectiv, with Conectiv as the surviving corporation. As a result of the Mergers, Delmarva and its direct subsidiaries and certain direct subsidiaries of Atlantic will become direct subsidiaries of Conectiv, and Conectiv will be a holding company within the meaning of the Act.

     Specifically, upon consummation of the Mergers, the common shareholders of Delmarva will receive for each issued and outstanding share of common stock, par value $2.25 per share of Delmarva (the "Delmarva Common Stock"), one share of common stock of Conectiv, par value $.01 per share ("Conectiv Common Stock"). The common shareholders of Atlantic will receive for each issued and outstanding share of common stock, no par value per share, of Atlantic (the "Atlantic Common Stock"), 0.75 shares of Conectiv Common Stock and 0.125 shares of Class A common stock of Conectiv, par value $.01 per share ("Conectiv Class A Common Stock"). Following the Mergers, the common shareholders of Delmarva and Atlantic will become common shareholders of Conectiv. The Mergers will have no effect on the shares of preferred stock of Delmarva issued and outstanding at the time of the consummation of the Mergers, each series of which and each share of which will remain unchanged. Atlantic has no shares of preferred stock outstanding.

     Following the Mergers, Delmarva, ACE, AEE and AEII will become direct subsidiaries of Conectiv. Several direct subsidiaries of Delmarva, including Conectiv Services, Inc. and Conectiv Communications, Inc., are also expected to become direct subsidiaries of Conectiv. The Merger Agreement provides that Conectiv's principal corporate office will be in Wilmington, Delaware. Conectiv's board of directors will consist of a total of 18 directors, 10 of whom will be designated by Delmarva and 8 of whom will be designated by Atlantic.

     Conectiv also requests authorizations with respect to the activities of Support Conectiv, which will be incorporated in Delaware to serve as the service company for the Conectiv system after the Mergers. Support Conectiv will provide companies in the Conectiv system with a variety of administrative, management, and support services. It is anticipated that Support Conectiv will be staffed by a transfer of personnel from Delmarva, Atlantic, and their subsidiaries. Support Conectiv's accounting and cost allocation methods and procedures will comply with the Commission's standards for service companies in registered holding-company systems, and that Support Conectiv's billing system will use the Commission's "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies." Except as permitted by the Act or the Commission, all services provided by Support Conectiv to affiliated companies will be on an "at cost" basis as determined by Rules 90 and 91 of the Act.

     Conectiv Services, Inc. currently provides HVAC sales, installation and servicing. Since 1996, it has acquired 6 HVAC service companies. The HVAC services provided by Conectiv Services, Inc. are energy-related appliance sales activities that fall within the exemptive requirements of Rule 58. Conectiv Services, Inc. intends to engage in additional activities that may be outside those authorized under Rule 58. These proposed activities, however, are clearly retainable under Commission precedent. Accordingly, Conectiv is seeking approval for Conectiv Services, Inc. to acquire additional HVAC companies through December 31, 2000.

     Conectiv also seeks approval for Conectiv Services, Inc. to provide directly, or through one or more subsidiaries, a variety of energy-related services and products to residential and commercial customers ("Consumer Services"). While the precise list of services is still under consideration, it is anticipated that Consumer Services may include: (1) service lines repair/extended warranties - repair of underground utility services lines owned by and located on the customer's property and extended service warranties covering the cost of such repairs; (2) surge protection - meter-based and plug-in equipment to protect customer household appliances and electronic equipment from power surges, including due to lightning; (3) appliance merchandising/repair/extended warranties - marketing of HVAC and other energy-related household appliances and, in connection therewith or separately, marketing of appliance inspection and repair services and extended service warranties covering the cost of repairing customers' appliances; (4) utility bill insurance utility bill payment protection, for a monthly fee for a specified number of months, in the event the customer becomes unemployed, disabled or dies; and (5) incidental and reasonably necessary products and services related to the choice, purchase or consumption of any such products and services.

     Conectiv also seeks approval for Conectiv Services, Inc. to furnish its own financing or to broker nonassociate third-party financing, directly or indirectly, to commercial, industrial and residential customers to support purchases by its customers of HVAC and Consumer Services. Conectiv Services, Inc. may also provide financing for goods and services sold by its affiliates. Customer financing may take the form of direct loans, installment purchases, operating or finance lease arrangements (including sublet arrangements) and loan guarantees. Interest on loans and imputed interest on lease payments will be based on prevailing market rates. The obligations will have terms of one to thirty years and will be secured or unsecured. Conectiv Services, Inc. may also assign obligations acquired from customers to banks, leasing companies or other financial institutions, with or without recourse.

     In connection with the HVAC business, Consumer Services and customer financing, Conectiv seeks approval for Conectiv Services, Inc. to invest up to an additional $100 million, exclusive of guarantees, through the period ending December 31, 2000.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.